

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2021

Rachel E. Haurwitz, Ph.D.
President and Chief Executive Officer
Caribou Biosciences, Inc.
2929 7th Street, Suite 105
Berkeley, California 94710

Re: Caribou Biosciences, Inc.
Registration Statement on Form S-1, as amended
Exhibit Nos. 10.1-10.5, 10.7-10.25, 10.56-10.57
Filed July 22, 2021
File No. 333-257604

Dear Dr. Haurwitz:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance